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                              July 15, 2020

       Stephen B. Lazarus
       Chief Operating Officer and Chief Financial Officer
       OneSpaWorld Holdings Limited
       Harry B. Sands, Loboksy Management Co. Ltd.
       Office Number 2
       Pineapple Business Park, Airport Industrial Park
       P.O. Box N-624
       Nassau, Island of New Providence, Commonwealth of The Bahamas

                                                        Re: OneSpaWorld
Holdings Limited
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2020
                                                            File No. 333-239628

       Dear Mr. Lazarus:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       Description of Capital Stock, page 7

   1. We note your disclosure that "the Non-Voting Common Shares will automatically be converted to Voting
Common Shares upon the occurrence of certain events set forth in the
                                                        Articles." We also note
that your articles provide for the elective conversion of non-voting common shares to voting
common shares. Please revise your disclosure to describe the circumstances under
which non-voting common shares convert to voting common shares.
 Stephen B. Lazarus
FirstName  LastNameStephen  B. Lazarus
OneSpaWorld   Holdings Limited
Comapany
July       NameOneSpaWorld Holdings Limited
     15, 2020
July 15,
Page  2 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Christian O. Nagler, Esq.